SIGMA LITHIUM PREVIEWS 3Q 26 EARNINGS: EXECUTED TURNAROUND EXTENDING DEBT MATURITY, ROBUST 32% GROSS MARGINS, LOW CIF COSTS OF US$518/t

HIGHLIGHTS

•	Sigma Lithium issues its 3Q 26 earnings preview amidst a transformational period for the Company:

o	Successfully concluded a turnaround of its balance sheet with a convertible bond issue, enabling the Company to accelerate ramping up production and building operating cash flow.

o	Extended over 90% of its debt maturity issuing a convertible bond in Hong Kong into the Company’s ASX-listed shares (CDI).
▪	Short-term debt decreased by approximately 78%, from US$125M to US$28M.

o	Over the last two years Sigma Lithium consistently repaid debt, a track record of deleveraging.
▪	Reduced total debt by approximately 40% over two years, to US$125M on October 21, 2026.
•	Repaid more than US$90M in debt since 2Q 24, through cash generation.
o	The Company has been self-funded since July 2023, when it initiated commercial sales, by maintaining financial discipline.
▪	Has not issued equity since 2021.
▪	Has not issued debt since 2022.

•	Demonstrated financial resilience and precision of execution, delivering:
o	Robust 32% gross margins, resulting from low cost and financial discipline.

•	In 3Q 26, low-cost position maintained despite lower volumes:
o	3Q 26 32% gross margin.
o	3Q 26 CIF China cash cost of US$518/t (3Q 25: US$543/t).
o	FY26 AISC guidance reduced by 6% to US$668/t (from US$710/t).
o	FY27 AISC guidance of US$620/t maintained.
•	Achieved landmark victories in Brazilian Superior State Courts in an opportunity to demonstrate quantitative foundation of its ESG credentials.

o	Superior State Court of Appeals declared Sigma Lithium “Too Big To Stop”, because of its significant economic benefit for the economy of the state of Minas Gerais.

o	Signed historic TAC Agreement with the State of Minas Gerais, protecting its environmental licenses.
▪	Sigma Lithium’s ESG credentials withstood strict legal review by Superior Courts and audits by court technical experts.
▪	Environmental sustainability anchored on quantitative data.
•	Every aspect of the Company’s environmental, sustainability and social credentials was publicly scrutinized during legal processes in Courts of Law.
•	Prevailed over “bogus” legal claim.

•	Operations resumed smoothly early in 4Q 26 after a suspension of operations during 3Q 26.
o	Production guidance: 240kt in the next 12 months; 330kt in FY27 on an annualized basis (as announced on 2Q 26 earnings release on August 14, 2026).
o	3Q 26 production and sales:
▪	7,293t of high-grade lithium oxide concentrate.
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▪	21,000t of inventory of intermediary and low-grade lithium products unprocessed due to the shutdown of the industrial lithium facility.

o    4Q 26 production and sales:

▪	10,000t of 3Q 26 inventory already processed and sold; 9,000t of high-grade lithium produced to date.

•	Cash position on September 30, 2026, of US$10M.

o    And US$62M in potential sources of short-term liquidity from sales of high-grade, fines inventory and offtake installments.

Toronto, Ontario – November 2, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial-mineral lithium oxide concentrate in the Americas¹, today announces a preview of selected preliminary, unaudited results for the quarter ended September 30, 2026, and operational metrics for the current 4Q 26. Sigma Lithium’s Co-Chairperson and CEO, Ms. Ana Cabral, discusses the Offering and the 3Q 26 preview in a video available here and on the Company’s investor relations website at https://ir.sigmalithiumcorp.com/events.

3Q 26 RESULTS PREVIEW(1)

Sigma Lithium is also today providing a preview of selected preliminary, unaudited operating and financial results for the third quarter ended September 30, 2026.

Key Operating and Financial Metrics – 3Q 26 Preview(1)

Financial and Operational Metrics(1)	3Q 26 (Preview)	Comments
Production Volumes(2)	7,293t	• Reduced production due to the impact of operational stoppages by local authorities during the quarter
Operating Cash Cost (Plant Gate)	US$424/t	• In line with 3Q 25 (US$424/t) • 6% increase over 2Q 26 (US$401/t), despite significantly lower production volumes in the quarter
Operating Cash Cost (CIF China)(3)	US$518/t	• 5% lower than 3Q 25 (US$543/t) • 15% increase over 2Q 26 (US$452/t)
Gross Revenues	US$23M	• 23% decrease from 3Q 25 (US$30M)
Gross Margin	32%	• Maintained positive gross margin through cost discipline, despite the stoppage of operations during the quarter
Cash and Cash Equivalents (period end)(4)	US$10M	• Strong sales inflows and disciplined cost management helped preserve liquidity
Total Debt (period end)(5)	US$125M	• 23% lower than 3Q 25 (US$162M) • In line with 2Q 26 (US$125M)

(1) Preliminary and unaudited.

(2) 3Q 26 production excludes 15,000 tonnes of low-grade material (in high-grade equivalent tonnes) and 6,000 tonnes of intermediate products, both available for sale in 4Q 26.

(3) CIF China cash cost includes royalties and social & environmental expenses until 3Q 25.

(4) Cash excludes US$2 million in receivables from lithium materials sold, outstanding at September 30, 2026.

(5) Total debt comprises short-term bank trade finance debt plus shareholder and development bank debt. 2Q 26 excludes US$11M in cash held as collateral.

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OPERATIONS AND LICENSING

Sigma Lithium produced 7,293 tonnes of lithium oxide concentrate in 3Q 26. Production was impacted by a suspension of operations by local authorities during the quarter. In early 4Q 26, Sigma Lithium was granted protection of its operating and mining licenses by State and Federal Courts and production was restarted. The proceedings remain before the Brazilian judiciary, and Sigma Lithium continues to pursue the appropriate legal remedies.

Since restarting production, the Company has produced 9,000 tonnes of high-grade concentrate in 4Q 26 to October 30, 2026. A further 21,000 tonnes of additional inventory from 3Q 26 is available for sale in 4Q 26, comprising 15,000 tonnes of low-grade material (in high-grade equivalent tonnes) and 6,000 tonnes of intermediate products. Plant 1 remains on track to return to industrial production cadence in 2027.

Figure 1: Sigma Lithium – Production Volumes by Quarter

Production Volumes by Quarter
2025
2026
2027
Industrial Production Cadence
Resumes Industrial Cadence
Contractor Demobilization
Mining Primarization(1)
68kt
44kt
23kt
35kt
15kt
2
6kt
1
7kt
3
9kt
15kt(4)
68kt
15kt(4)
68kt
15kt(4)
68kt
2Q25
3Q25
1Q26
2Q26
3Q26
Oct. 30
Estimated 2027 Quarterly

(1) Mine is owner-operated.

(2) Low-grade material (high-purity lithium fines) shown in high-grade equivalent tonnes; available for sale in 4Q 26.

(3) Unfinished products: volumes expected to be converted into high-grade lithium oxide concentrate and sold in 4Q 26.

(4) Volumes from reprocessing of tailings into high grade.

COSTS

Sigma Lithium maintained a 32% gross margin in 3Q 26 despite significantly lower volumes. Plant gate cash cost was US$424/t, in line with 3Q 25 and up 6% on 2Q 26 (US$401/t). CIF China cash cost was US$518/t, 5% lower than 3Q 25 (US$543/t) and up by only 15% on 2Q 26 (US$452/t) despite a much lower production volume.

FY26 AISC guidance has been reduced by 6%, to US$668/t from US$710/t. FY27 AISC guidance of US$620/t remains on track.

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CASH, LIQUIDITY AND DEBT

Sigma Lithium’s position in cash and equivalents was US$10 million as of September 30, 2026. During the quarter, cash inflows of US$19 million, including prepaid installments on high-grade sales, were more than offset by operating costs and capex, which totaled US$26 million.

Potential sources of short-term liquidity after September 30, 2026, total up to US$62 million: comprising US$10 million in receivables from high-grade sales, US$20 million in unsold low-grade inventory, and US$32 million in outstanding installments under the US$96 million offtake agreement. The timing and value of these inflows will depend on the timing of sales and prevailing lithium prices.

Total net debt was US$125 million at September 30, 2026, including the US$97 million in principal and interest under the Senior Secured Debt agreement with Synergy Capital. On October 23, 2026, the Company extended the maturity of the debt under this agreement to June 2027 from December 2026.

Figure 2: Sigma Lithium – Cash Flow Bridge 3Q 26 (US$ millions)

(1) Receivables from lithium materials sold: US$2 million outstanding at September 30, 2026 and expected to be received after the third quarter. Cash on hand at September 30, 2026 was US$10 million.

(2) Includes prepaid installments of high-grade sales.

(3) Other sources of short-term liquidity; post period-end potential cash transactions. The US$32 million refers to the remaining installments of the US$96 million offtake agreement.

OUTLOOK

Production Volumes and Costs per Tonne (US$/t)	Estimated 12 Month Period (Plant 1)	Estimated FY 2027 (Plant 1)	Estimated Plants 1 & 2	Estimated Plants 1, 2 & 3
Production Volumes	240,000t	330,000t	580,000t	830,000t
CIF China Cash Cost as of 3Q 26	($518)	($518)	($518)	($518)
All-In Sustaining Cost Guidance as of 2Q 26	($668)	($668)	($620)	($610)

Sigma Lithium expects to produce 240,000 tonnes over the next 12 months and remains on track for 330,000 tonnes in FY27 from Plant 1 (as announced on 2Q 26 earnings release on August 14, 2026).

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IMPORTANT NOTICES

The preliminary results previewed above are unaudited, are based on information available to management as of the date of this announcement, and remain subject to the completion of the Company’s quarter-end closing. Actual results may differ from these preliminary estimates.

Sigma Lithium expects to release its full third quarter 2026 results on November 11, 2026.

The Bonds are solely being offered for sale in jurisdictions outside Canada pursuant to applicable regulatory requirements and in accordance with OSC Rule 72-503 – Distributions Outside Canada (“OSC Rule 72-503”), provided it is understood that no prospectus filing or comparable obligation, ongoing reporting requirement or requisite regulatory or governmental approval arises in such jurisdictions. The Bonds and any underlying securities thereunder, issued to investors outside of Canada pursuant to OSC Rule 72-503 will not be subject to a hold period under Canadian securities laws.

The Bonds and the common shares represented by CDIs issuable upon conversion of the Bonds have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration under the Securities Act or an applicable exemption from its registration requirements. The Bonds are being offered and sold only outside the United States in reliance on Regulation S under the Securities Act. This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or in any jurisdiction in which such offer or solicitation would be unlawful.

QUALIFIED PERSONS

The qualified person (QP) for the technical information contained here is Mr. Alexandre Rodrigues Cabral, P. Eng., member of the Ordre des Ingenieurs du Quebec (OIQ, membership number 105796), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Cabral is not considered an independent QP under NI 43-101 as he is a Sigma Lithium Director and Chair of the Company’s Technical Committee. Mr. Alexandre Rodrigues Cabral has reviewed and approved the technical and scientific content of this release.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”) is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and is dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium currently has a nameplate capacity to industrialize 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant.

Sigma Lithium is at the forefront of environmental and social sustainability in the battery materials supply chain. Its Cleantech Industrial Plant combines nearly 100% water reuse, zero use of toxic chemicals, no tailings mud dams, and 100% renewable electricity. For more than three years, Sigma Lithium has recorded no lost-time accidents.

The Company plans to resume its Phase 2 expansion in 2027, which is designed to nearly double annual production capacity to 580,000 tonnes. It also plans a Phase 3 expansion to increase capacity further to 830,000 tonnes. For more information about Sigma Lithium, visit our website.

(1)	USGS.

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FOR INFORMATION PLEASE CONTACT

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Gabriel Chefaly, Investor Relations Manager

gabriel.chefaly@sigmalithium.com.br

+55 19 9 9848 2231

Jessica Fertig, Investor Relations Advisor and International Media Contact

jessica@taumedia.com.au

+61 408 855 855

Brazilian Media Contact

media@sigmalithium.com.br

PLEASE FOLLOW US ON SOCIAL MEDIA

Sigma Lithium
@sigmalithium
@SigmaLithium

ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium’s CEO.

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, the completion, size, pricing and terms of the Offering and the use of proceeds therefrom, the expected Closing Date and the receipt of all required regulatory and stock exchange approvals, the Company’s preliminary unaudited results for the third quarter ended September 30, 2026, expected sales of inventory in 4Q 26, the resumption and continuity of operations, including the status of the Company’s operating and mining licenses and related court decisions, production guidance for the next 12 months and FY27, AISC guidance, cash flow forecasts at various lithium prices, the second mine and the Phase 2 and Phase 3 expansion plans, lithium prices, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur are forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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